Exhibit 99.2

China Lodging Group, Limited Increases Its Share Repurchase Authorization to US$80 Million

SHANGHAI, China, March 17, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that its Board of Directors has authorized additional repurchases of its own outstanding American Depositary Shares (“ADSs”), bringing the Company’s available repurchase authorization to US$80 million.

Under the prior share repurchase program (up to US$40 million) approved on April 20, 2015, China Lodging Group repurchased approximately 0.77 million ADSs with an aggregate purchase price of US$17.5 million as of March 15, 2016. Now, the Company’s share repurchase program will extend for another 12-month period with an aggregate amount up to US$80 million.

"Strong operating performance continues to generate cash flow and financial strength for our company,” commented Mr. Qi Ji, founder, executive Chairman of Board of Directors of the Company. “The strong cash flow illustrates upon our future growth for hotel expansion and other strategic investments as well as our commitment to return to shareholder. This affirms our commitment to maximizing shareholder value.”

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2015, the Company had 2,763 hotels or 278,843 rooms in operation in 352 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2015, China Lodging Group operates 27 percent of its hotel rooms under lease model, 73 percent under manachise and franchise models.
For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com